Mail Stop 0306

March 7, 2005



VIA U.S. MAIL AND FAX (978) 630-1370

Mr. Jack P. Dreimiller
Chief Financial Officer
Precision Optics Corporation, Inc.
22 East Broadway
Gardner, Massachusetts 01440

	Re:	Precision Optics Corporation, Inc.
		Form 10-KSB for the year ended June 30, 2004


Dear Mr. Dreimiller:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ending June 30, 2004

Note 1. Summary of Significant Accounting Policies

(c) Revenues - Page 24

1. We noted on page 3 that you sell certain services to your customers in addition to products. Supplementally, and in future filings, expand your revenue recognition policy to:

* Tell us how you recognize revenue for services. Include in your discussion how the company considers each of the criteria in SAB
Topic 13.A.1.

* Provide details of whether any of your revenue transactions have multiple deliverables.

2. Please also tell us at what point the sales price of products
and
services sold are fixed and determinable. We noted your comment included in your critical accounting policies and estimates whereby you state that the "determination of criteria (3) and (4) are based
on management`s judgments regarding the fixed nature of the price to
the buyer charged for products delivered or services
rendered....."
Tell us how you considered SAB Topic 13.A.4.

Item 8A. Controls and Procedures - Page 37

3. We note your disclosures that "the company`s Chief Executive Officer and Principal Financial Officer have conducted an evaluation of the Company`s disclosure controls and procedures and based on this evaluation, the CEO and PFO have concluded that the company`s disclosure controls and procedures are effective to ensure that information required to be disclosed by the company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the applicable Securities and Exchange Commission rules and forms." Amend your 10-KSB to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).





Exhibit 31 - Certifications of Chief Executive Officer and Chief
Financial Officer

4. We noted that the certifications filed as Exhibits 31.1 and
31.2
were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part
III.E of Release No. 8238. Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.


*    *    *    *


      As appropriate, please amend your 10-KSB for the year ending June 30, 2004 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

?	the company is responsible for the adequacy and accuracy of
the
disclosure in the filings;
?	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
824-
5506 or me at (202) 942-2813 if you have questions. In this regard, do not hesitate to contact Martin James, the Senior Assistant
Chief
Accountant, at (202) 942-1984.



							Sincerely,



							Daniel L. Gordon
							Branch Chief
Mr. Jack P. Dreimiller
Precision Optics Corporation, Inc.
March 7, 2005
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